Exhibit 21.1

SUBSIDIARIES OF

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

Subsidiary	Jurisdiction of Organization

Chesapeake MLP Operating, L.L.C.	Delaware

Bluestem Gas Services, L.L.C.	Oklahoma

Chesapeake Midstream Gas Services, L.L.C.	Oklahoma

Oklahoma Midstream Gas Services, L.L.C.	Oklahoma

Texas Midstream Gas Services, L.L.C.	Oklahoma

Ponder Midstream Gas Services, L.L.C.	Delaware